Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 8 DATED APRIL 7, 2017
TO THE PROSPECTUS DATED SEPTEMBER 22, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated September 22, 2016, Supplement No. 4 dated December 22, 2016, which superseded and replaced all previous supplements to the prospectus, Supplement No. 5 dated January 6, 2017, Supplement No. 6 dated February 7, 2017, and Supplement No. 7 dated March 7, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT III), Inc.; and
(2)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $3,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 22, 2016. Of these shares, we are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,250,000,000 in shares of Class A common stock (Class A Shares) and $1,250,000,000 in shares of Class T common stock (Class T Shares). We are also offering up to $1,000,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of March 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 189,300 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $1.9 million, consisting of approximately 189,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.9 million ($1.8 million in Class A Shares and $80,000 in Class T Shares), and approximately 300 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $3,000. As of March 31, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 694,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $6.6 million ($6.1 million in Class A Shares and $487,000 in Class T Shares; including shares issued pursuant to our distribution reinvestment plan). As of March 31, 2017, approximately $3.5 billion in shares of our common stock remained available for sale in the offering. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of March 31, 2017 and, therefore, subscriptions from residents of Pennsylvania and Washington will be held in escrow until we have received aggregate subscriptions of at least $125.0 million and $20.0 million, respectively.
We will offer shares of our common stock pursuant to the offering until September 22, 2018, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 22, 2018, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus and “Investment Objectives and Policies — Acquisition and Investment Policies” beginning on page 89 of the prospectus, and describes activity that occurred subsequent to the activity as of February 28, 2017 previously disclosed in our prospectus, Supplement No. 4 dated December 22, 2016, Supplement No. 5 dated January 6, 2017, Supplement No. 6 dated February 7, 2017, and Supplement No. 7 dated March 7, 2017 to our prospectus.
As of March 31, 2017, we, through a separate wholly-owned limited liability company of ours and our operating partnership, owned one property, acquired for an aggregate purchase price of approximately $32.8 million, located in Ohio, consisting of approximately 221,000 gross rentable square feet of office space. We did not acquire any properties between March 1, 2017 and March 31, 2017. The property was acquired through the use of proceeds from our initial public offering and debt borrowings.

CCIT3-SUP-08